Exhibit 4(c)
(SUMMARY TRANSLATION)*
EXCERPTS
FROM
LAW CONCERNING SPECIAL MEASURES WITH RESPECT TO
ACCEPTANCE OF FOREIGN CAPITAL FROM INTERNATIONAL BANK FOR
RECONSTRUCTION AND DEVELOPMENT, ETC.
(Law No. 51 of July 4, 1953)
AMENDMENTS

March 31, 1965	Law No. 20	April 23, 1999	Law No. 35

March 31, 1965	Law No. 36	June 11, 1999	law No. 73

June 2, 1976	Law No. 49	July 30, 1999	Law No. 117

December 18, 1979	Law No. 65	December 22, 1999	Law No. 160

December 25, 1984	Law No. 87	June 18, 2003	Law No. 92

December 4, 1986	Law No. 93	June 9, 2004	Law No. 102

December 5, 1997	Law No. 108	December 3, 2004	Law No. 154

		June 14, 2006	Law No. 66

Article 2	(Guarantee of Obligations in Foreign Currency)
1. Notwithstanding the provisions of Article 3 of the Law Concerning Restriction on Government Financial Aid to Juridical Persons (Law No. 24 of 1946), the Government may guarantee the obligations with respect to the borrowings payable in foreign currency by any of the corporations prescribed by Cabinet Order, pursuant to the agreement for the borrowing of funds from the International Bank for Reconstruction and Development and financial institutions of foreign governments (more than half of the capital contribution to which is made by foreign governments, and those prescribed by Cabinet Order) (hereinafter referred to as “International Bank for Reconstruction and Development, etc.”) within the limit of the amount provided in the budget (in case it is difficult to determine the amount for each of the corporations, the amount equal to the aggregate amount to be guaranteed; in this case, as well as in the following paragraph, such aggregate amount.)
2. Notwithstanding the provisions of Article 3 of the Law Concerning Restriction on Government Financial Aid to Juridical Persons, the Government may guarantee the

*	Provisions that are relevant only to other special public corporations have been omitted.

obligations with respect to the bonds issued by any of the corporations enumerated below or by local governments payable in foreign currency (with respect to the bonds issued by local governments, limited to those prescribed by Cabinet Order; hereinafter referred to as the “Bonds in Foreign Currency”) within the limit of the amount provided in the budget:
(1)	Development Bank of Japan

(2)	Japan Bank for International Cooperation

(3)	and (4) Deleted

(5)	Local governments

(6)	In addition to those enumerated in each of the preceding items, from among the corporations enumerated below, those prescribed by Cabinet Order:
a.	the corporations whose budget requires resolutions of the Diet pursuant to provisions of statutes.

b.	from among the corporations organized under special laws (excluding those provided in a. above) none of whose capital investment is held by any person other than the State, the corporations provided in a. above and/or local governments, those which are permitted by special laws to issue bonds.
3. The Government may, in addition to the cases provided in the preceding paragraph, guarantee the obligations under the Bonds in Foreign Currency issued for the purpose of delivering them to the persons who have lost their Bonds in Foreign Currency.

Article 3	(Issuance of Debt Securities, etc.)
2. The corporations prescribed by Cabinet Order referred to in Article 2, Paragraph 1 and the corporations enumerated in each of the items of Article 2, Paragraph 2 may, unless otherwise provided in any other laws, entrust to any foreign bank, trust business firm or securities firm all or part of the business concerning the issuance and redemption of, and the payment of interest on deliverable bonds (bonds for delivery to the International Bank for Reconstruction and Development, etc. pursuant to the agreement for borrowing of foreign currency fund from such banks, hereinafter the same) or the Bonds in Foreign Currency (with respect to the Bonds in Foreign Currency, limited to those guaranteed by the Government pursuant to Article 2, Paragraph 1, 2 or 3; the same shall apply in this Paragraph) or all or part of the business concerning any other matters of deliverable bonds or the Bonds in Foreign Currency, after obtaining the approval of the competent ministers as prescribed by Cabinet Order.
3. The competent ministers referred to in the preceding paragraph shall consult with the Minister of Finance before the approval referred to in the same paragraph.

Article 5	(Exemption from Tax with Respect to Interest, etc.)
1. No tax or any other public charges shall be imposed with respect to interest and premiums on redemption (the excess of the amount received in redemption over the issue price; hereinafter the same shall apply in this Paragraph) of deliverable bonds issued by the corporations prescribed by Cabinet Order referred to in Article 2, Paragraph 1 and relating to agreements for borrowing of funds from the International Bank for Reconstruction and Development, etc. as well as Bonds in Foreign Currency issued by any of the corporations enumerated in each of the items of Article 2, Paragraph 2 and guaranteed by the Government pursuant to the provisions of Article 2, Paragraph 2 or 3 (hereinafter referred to as the “Bonds”); provided, however, that this shall not apply to such interest or premiums on redemption received by residents provided in Article 2, Paragraph 1, Item (3) of the Income Tax Law (Law No. 33 of 1965), domestic corporations provided in Article 2, Item (3) of the Corporation Tax Law (Law No. 34 of 1965) and any other persons who are prescribed by Cabinet Order as similar thereto.
SUPPLEMENTARY PROVISIONS
2. Until otherwise determined, notwithstanding the provisions of Article 5, Paragraph 1 (excluding the proviso thereof), the imposition of income tax in connection with the interest payment on the Bonds provided for in the same Paragraph (limited to those issued outside of the jurisdiction of the Income Tax Law (Law No. 33 of 1965) (hereinafter referred to as “outside of Japan”) and whose interest payment is made outside of Japan) shall be governed by the Income Tax Law and the Special Taxation Measures Law (Law No. 26 of 1957).